Exhibit 21.1

List of Subsidiaries

Name	Place of Incorporation

Radyne Corporation Pte Ltd	Singapore

Comstream Corporation	Delaware

Armer Communications Engineering Services, Inc	Delaware

Tiernan Radyne ComStream Inc.	Delaware

Xicom Technology, Inc.	California

Xicom Technology Europe, Ltd	United Kingdom

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